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                   CENDANT EXTENDS $67 PER SHARE TENDER OFFER
            FOR AMERICAN BANKERS INSURANCE GROUP TO OCTOBER 1, 1998


Parsippany, NJ, August 31, 1998 -- Cendant Corporation (NYSE: CD) announced today it has extended its cash tender offer to purchase approximately 23.5 million common shares of American Bankers Insurance Group, Inc. (NYSE: ABI) at a price of $67 per share. The offer, which commenced on January 28, 1998, and was scheduled to expire at 5:00 p.m., New York City time, on Tuesday, September 1, 1998, has been extended through 5:00 p.m., New York City time, Thursday, October 1, unless further extended.

As of 5:00 p.m. New York City time on August 31, 1998, 27,356,823 shares of American Banker's stock had been tendered to Cendant under the terms of the tender offer, including 4,121,628 shares tendered pursuant to notices of guaranteed delivery.

The Information Agent for the Cendant offer is Innisfree M&A Incorporated. The Dealer Managers are Lehman Brothers and Merrill & Co.

Cendant (NYSE: CD) is the world's premier of consumer and business services. The Company operates in three principal segments: Travel Services, Real Estate Services and Alliance Marketing. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide; the largest provider of vacation exchange services; a leading fleet management company, the UK's largest private car park operator, and a leading motorist assistance group in the UK. In Real Estate Services, Cendant is the world's largest franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. In Alliance Marketing, Cendant provides access to insurance, travel, shopping, auto, and other services, primarily through direct marketing to customers of its affinity partners. Headquartered in Parsippany, NJ, the company has more than 40,000 employees and operates in over 100 countries.

Media Contact:
Elliot Bloom                          Jim Fingeroth/Victoria Weld
Vice President                        Kekst and Company
Public Relations                      (212) 521-4800
(973) 496-8414
                                      or

                                      Investor Contact
                                      Denise Gillen
                                      (973) 496-7303